February 7, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     On behalf of FGX International Holdings Limited (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 (the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 1 responds to comments received from the Commission’s staff (the “Staff”) by letter dated January 12, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which such revised text now appears in Amendment No. 1. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1.
Timing of the Offering
     The Registrant has requested that we notify the Staff that it does not intend to request acceleration of effectiveness of the Registration Statement until after (i) the Registrant’s independent registered public accounting firm (the “Auditor”) completes its audit of the Registrant’s consolidated financial statements for the twelve months ended December 30, 2006 (“Fiscal 2006”) and (ii) the Registrant files an amendment to the Registration Statement

Jay Mumford
Securities and Exchange Commission
February 7, 2007

containing financial information updated through the end of Fiscal 2006, including audited financial statements for Fiscal 2006.
*******
Prospectus Cover Page
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. Also note that we may have additional comments after you include this information.

Any preliminary prospectus that the Registrant circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.
Graphics
2.	If you intend to use graphics on the prospectus covers or otherwise, please ensure that you submit them with your document.

The Registrant intends to use graphics on the inside front and back prospectus cover pages and will submit the graphics with an amendment to the Registration Statement.
Market, Ranking and Other Data, page i
3.	You may not disclaim responsibility for your disclosure. Accordingly, please revise your statement that you “do not guarantee the accuracy and completeness of” information in your document.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page i of Amendment No. 1, which reflects the revisions.
4.	Please provide us independent, objective support for your statement that your data source “is regarded as the primary source of market data in the optical industry.”

According to the two leading industry trade associations, the Sunglass Association of America (“SAA”) and the Vision Council of America (“VCA”), Jobson Optical Group (“Jobson”) is the only organization that regularly publishes U.S. market data on the optical industry. Both SAA and VCA partner with Jobson (“Jobson/VCA”) for all of their market research (collectively, the “Jobson/VCA Data”) and such research is shared with all of the members of the SAA and the VCA. In addition, Accessory Magazine, a leading fashion accessory publication, uses the Jobson/VCA Data for its yearly review of the accessory markets which includes both sunglasses and non-prescription reading glasses.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

5.	Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:
•	you commissioned the industry reports;

•	the industry reports were prepared for use in your registration statement;

•	you are affiliated with the sources of the industry reports; and

•	the sources of the reports consented to your use of their data in this registration statement.
The Jobson/VCA Data that the Registrant cites in the prospectus is available to the public for a fee. The Registrant has advised us that:
•	it did not commission the reports;

•	the reports were not prepared for use in the Registration Statement;

•	it is not affiliated with Jobson/VCA; and

•	it obtained the consent of Jobson/VCA for the use of its data in the Registration Statement.
Prospectus Summary, page 1
6.	The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 1 of Amendment No. 1, which reflects the revisions.
7.	We note your summary contains a lengthy six page description of the company’s business and business strategy. Further, we note nearly identical disclosure appears later in your prospectus on page 63. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s strengths and strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your competitive strengths and strategies, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement to reduce substantially its competitive strengths and strategies disclosure in the summary. Please refer to pages 2-4 of Amendment No. 1, which reflect the revisions.
8.	The disclosure in the summary should be a balanced presentation of your business. If you elect to include competitive strengths in your summary, please balance the information with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. In addition, we note your discussion of your increase in net sales. Please balance that disclosure with equally prominent discussion of your losses.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 4 of Amendment No. 1, which reflects the revisions.
9.	Please provide us independent, objective support for the statements regarding your leadership as well as your statements about your market share and market standing. For example, you indicate in the summary and in other parts of your prospectus that you are a “leading designer and marketer” and your brand has a “long and rich heritage, embodied by our classic ‘Who’s That Behind Those FosterGrants?’ advertising campaign,” that you are a “domestic market leader in the popular priced sunglass market” and a “leader in the domestic non-prescription reading glasses market.”

Except as described in the next sentence, all references in the Registration Statement to “market share” or “market position,” and to industry sales data, are based on sales by units in the United States, as collected and calculated by Jobson/VCA for the twelve months ended June 30, 2006. Market share data for the popular priced sunglasses market (less than $50) are not calculated by Jobson/VCA, but rather are based on the Registrant’s sales and information collected and calculated by Jobson/VCA for the twelve months ended June 30, 2006. The Registrant has supplementally provided to you as Annex A support for its statements regarding its position as a “domestic market leader in the popular priced sunglasses market,” and a “leader in the domestic non-prescription reading glasses market,” which combine to support its statement that it is a “leading designer and marketer of non-prescription reading glasses and sunglasses. . . . ” Jobson/VCA updates its reports on a quarterly basis and the Registrant will, prior to requesting acceleration of effectiveness of the Registration Statement, update the data.

The Registrant has revised the Registration Statement to amend its statements regarding its “long and rich heritage, embodied by our classic ‘Who’s That Behind Those FosterGrants?’ advertising campaign.” Please refer to pages 1 and 63 of Amendment No. 1, which reflect the revisions.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

10.	Please tell us the objective criteria you used to determine which customers to highlight in your prospectus summary. Also tell us whether you identified in the summary all customers that satisfy those criteria.

The Registrant has determined in Amendment No. 1 to highlight its two highest revenue-producing customers in its prospectus summary. In accordance with that criterion, the Registrant deleted the references in its prospectus summary to the third customer (Target). Accordingly, both remaining customer references satisfy that criterion. Please refer to pages 1, 3 and 65 of Amendment No. 1, which reflect the revisions.
11.	If you do not have long-term contracts with the cited customers or major customers may terminate their relationship with you at any time, please balance your disclosure regarding your long-term relationships accordingly.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 3 of Amendment No. 1, which reflects the revisions.
Company Information, page 6
12.	With a view toward clarified disclosure, please tell us why you were “automatically reregistered” and became a “business company.” Also tell us the consequences of that automatic action, including the effect if you were not reregistered or did not become a “business company.”

In 2004, the British Virgin Islands (“BVI”) enacted the BVI Business Companies Act, 2004 (the “BCA Act”), a new corporate statute which, after a two-year transitional period, replaced the old International Business Act (Cap. 291) in its entirety. As a consequence of the enactment, every “international business company” was automatically re-registered or converted into a “business company” at the end of this transitional period. There was no option for international business companies not to be re-registered. Since the Registrant is now a BVI business company, it has revised the Registration Statement to delete references to the automatic re-registration. Please refer to pages 4, 16 and 27 of Amendment No. 1, which reflect the revisions.
13.	With a view toward disclosure in an appropriate section of your document, please tell us why you chose to incorporate the combination of Delaware and Rhode Island companies in the British Virgin Islands.

The Registrant is incorporated in the BVI to take advantage of various tax efficiencies available to companies with worldwide operations. The Registrant advises the Staff that

Jay Mumford
Securities and Exchange Commission
February 7, 2007

after the date on which it filed the Registration Statement, it simplified its corporate structure by merging Magnivision, Inc. (“Magnivision”), a Delaware corporation (including its direct parent) and AAi.FosterGrant, Inc., a Rhode Island corporation (“AAi.FosterGrant”) into FGX International Inc. Accordingly, following these mergers, the Registrant’s principal operating subsidiary is a Delaware corporation. The Registrant has revised the Registration Statement to describe the new corporate structure. Please refer to pages 5-6 of Amendment No. 1, which reflect the revisions.
14.	Please clarify whether you now wholly own AAi as a result of the September 2004 reorganization. In an appropriate section of your document, please fully describe the transactions that created your current business as required by Regulation S-K Item 101(a). Also, in your disclosure beginning on page 114, describe the involvement of related parties as required by Item 404.
Our principal shareholder, Berggruen Holdings North America Ltd. (“BHNA”), acquired all of the stock of AAi.FosterGrant in a series of transactions during the period from September 2000 to September 2003. Between July 2004 and September 2004, BHNA revised the corporate structure through which it held AAi.FosterGrant. On September 22, 2004, BHNA created the Registrant as a platform to hold BHNA’s capital stock of AAi.FosterGrant and to acquire additional operating companies in the consumer products industry.
In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to describe the transactions which resulted in the current ownership structure and the involvement of BHNA in those transactions. Please refer to pages 4-5 of Amendment No. 1, which reflect the revisions.
The Registrant respectfully believes that the transactions in which it was organized as a holding company for operating companies with long-standing operations are not reportable pursuant to Item 404 of Regulation S-K.
Summary Financial Information, page 9
15.	We will not object to the presentation of certain non-GAAP measures such as EBITDA (or even adjusted EBITDA) in a filing if these disclosures conform to specific guidelines discussed in Item 10(e) of Regulation S-K. With regard to your presentation in your Summary Financial Information and discussion in your MD&A, we refer you to Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Discussion of the non-GAAP financial measure for purposes other than disclosure related to a loan covenant would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K. Please remove your non-GAAP disclosures or tell us why such presentation is appropriate.

The Registrant believes that its non-GAAP disclosures conform to the specific guidelines discussed in Item 10(e) of Regulation S-K because the Registrant has included in the Registration Statement: (a) a presentation, with equal or greater prominence, of net income, the most directly comparable GAAP financial measure when, as in the Registration Statement, EBITDA and Adjusted EBITDA are used as performance, rather than liquidity, measures; (b) a quantitative reconciliation of historical EBITDA and

Jay Mumford
Securities and Exchange Commission
February 7, 2007

Adjusted EBITDA with net income for each year for which such information is presented; (c) a statement disclosing the reasons why its management believes that presentation of EBITDA and Adjusted EBITDA provides useful information to investors regarding the Registrant’s results of operations; and (d) a statement disclosing the additional purposes for which its management uses EBITDA and Adjusted EBITDA. In addition, the Registrant believes that its presentation of Adjusted EBITDA does not, as would be prohibited by Rule 10(e)(1)(i)(B) of Regulation S-K, eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.
Risk Factors, page 13
16.	Your risk factors must immediately follow the prospectus summary or one-page prospectus cover. Please relocate the information currently on page i to an appropriate section of your document.
The Registrant respectfully submits to the Staff that Item 503 of Regulation S-K provides in relevant part that:
“the risk factor discussion must immediately follow the summary section. If you do not include a summary section, the risk factor section must immediately follow the cover page of the prospectus or the pricing information section that immediately follows the cover page.”
Since the Registrant included a summary section, and the Risk Factors immediately follow the summary section, the Registrant believes that it is in compliance with Item 503 of Regulation S-K.
Due to the uncertainty of the interpretation, page 16
17.	With a view toward clarified disclosure, please tell us why you believe that the anti-inversion rules do not apply to you.

Section 7874 of the Internal Revenue Code contains an “anti-inversion” provision under which a foreign corporation may be treated as a U.S. corporation for all U.S. federal tax purposes if (i) the foreign corporation acquires substantially all the properties of a U.S. corporation; (ii) the former shareholders of the U.S. corporation hold, by reason of owning stock in the U.S. corporation, at least 80 percent of the stock of the foreign corporation (the “80 percent test”); and (iii) the foreign corporation does not have substantial business activities in its country of organization. In 2004, FGX International Limited acquired all of the stock (and, therefore, indirectly acquired all of the properties)

Jay Mumford
Securities and Exchange Commission
February 7, 2007

of AAi.FosterGrant from certain of its affiliates in a corporate restructuring. As a result of that restructuring, the former shareholders of AAi.FosterGrant acquired more than 80 percent of the stock of FGX International Limited. Moreover, FGX International Limited did not have substantial business activities in the BVI, its country of organization. Nevertheless, the Registrant believes that FGX International Limited should not be treated as a U.S. corporation under Section 7874 because its acquisition of AAi.FosterGrant should qualify for an exception, set forth in Treasury regulations, that is designed to exempt certain “internal restructurings” from the anti-inversion rules.
Treasury regulations promulgated under Section 7874 provide that stock in a foreign corporation held by a member of that foreign corporation’s “expanded affiliated group” (“EAG”) may be excluded from the numerator, but not the denominator, of the fraction to which the 80 percent test is applied if (i) before the acquisition of the U.S. corporation, 80 percent or more of the stock of the U.S. corporation was owned, directly or indirectly, by the corporation that is the parent of the EAG after the transaction, and (ii) after the acquisition, no more than 20 percent of the stock of the foreign acquiror is owned by non-members of the EAG by reason of their stock ownership in the U.S. corporation. An EAG is a group of corporations, whether domestic or foreign, comprising (i) a parent corporation and (ii) each other corporation, more than 50 percent of the stock of which (measured by vote and value) is owned, in the aggregate, by the parent corporation or by other corporations in the group. The parent of FGX International Limited’s EAG is Medici I Investments Corp., a BVI corporation (“Medici I”), which (i) owned more than 80 percent of AAi.FosterGrant immediately before the acquisition of that company by FGX International Limited and (ii) owned more than 80 percent of FGX International Limited after that acquisition by reason of its former ownership of AAi.FosterGrant. Accordingly, pursuant to the regulatory exception described above, the Registrant believes the stock of FGX International Limited that was owned by Medici I should be excluded from the numerator, but not the denominator, of the fraction to which the 80 percent test is applied. As a result, the 80 percent test is not satisfied, and Section 7874 should not apply to the acquisition of AAi.FosterGrant by FGX International Limited. The Registrant believes the public offering of the Registrant’s stock should not affect this conclusion.
In response to the Staff’s comment, the Registrant has revised the Registration Statement to reflect the information provided in the response to this comment. Please refer to pages 134-5 of Amendment No. 1, which reflects the revisions.
A shift by one or more of our customers..., page 22
18.	We note your statement that “some of [y]our customers are considering...” If this involves your major customer, please say so directly.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

To its knowledge, the Registrant does not believe that the aforementioned statement involves its major customer (Wal-Mart). However, the Registrant has revised its disclosure in the Registration Statement to indicate that another major customer (CVS) is considering a “pay-on-scan” payment program. Please refer to page 21 of Amendment No. 1, which reflects the revisions.
If we must make payments of all or a portion..., page 23
19.	From your disclosure, it appears that your subsidiary Magnivision is the plaintiff and the defendant is “an entity which is now a subsidiary of [y]ours.” If so, it is unclear why an obligation of one subsidiary to another is material to investors in the consolidated entity. Please clarify.

Although Magnivision was the nominal plaintiff in the referenced patent litigation, as disclosed on page 22 of Amendment No. 1, the founding family of Magnivision retained the rights to direct the litigation and receive any litigation proceeds when they sold Magnivision to American Greetings, from which the Registrant acquired Magnivision in 2004. Consequently, the liability discussed in the referenced risk factor is owed to a third party, not to one of the Registrant’s subsidiaries. In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify the nature of the liability. Please refer to page 22 of Amendment No. 1, which reflects the revisions.
20.	With a view towards disclosure, please tell us the identity of the third party and its guarantor who is making the payments under this settlement agreement and describe for us their financial resources to make the required payments.

The obligor is Nyman, Inc., a Florida corporation, and the guarantor is Wind Point Partners IV, L.P., a Delaware limited partnership, both of which are private companies that have been in existence for a number of years. The Registrant believes that both of these companies have substantial, on-going business operations. Of the $11 million portion of the judgment that the obligor must pay, over half had been paid by the obligor, in a timely manner, as of December 31, 2006. The Registrant has no reason to believe that those payments will not continue and accordingly does not believe the identity of the third party or the guarantor would be material to investors.
We may suffer negative publicity..., page 24
21.	Please clarify what you mean by “established procedures.”

In response to the Staff’s comment, the Registrant has revised the Registration Statement to remove the reference to “established procedures” and to clarify that most of its licensors require that it select manufacturers with legal and ethical labor practices. Please refer to page 23 of Amendment No. 1, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

22.	Your disclosure “if such a manufacturer engages in . . . practices . . . that would be viewed as unethical . . .” does not clarify whether your manufacturers engage in such practices. Please clarify.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify that it does not believe that its manufacturers engage in such practices. Please refer to page 23 of Amendment No. 1, which reflects the revisions.
Risks Related to this Offering and Our Ordinary Shares, page 25
23.	We note your disclosure on page 27, that your U.K. subsidiary over-allocated certain products to customers in order to meet sales targets in 2003 and 2004. We also note that you concluded that the annual results did not require restatement. Please tell us more about these misstatements, including for each year, the impact on individual line items on the balance sheet and income statement that were affected by the errors.

The Registrant has advised us as follows:

Certain members of the former management team of the Registrant’s U.K. subsidiary shipped packages containing multiple pairs of non-prescription reading glasses (“Pre-Packs”) to certain existing customers in December of Fiscal 2003 and December of Fiscal 2004 without the authorization of those customers. These customers returned some of the Pre-Packs to the Registrant’s U.K. subsidiary early in the subsequent year. As a result, certain line items on the Registrant’s balance sheet and income statement for Fiscal 2003 and Fiscal 2004 were overstated (or understated) for such fiscal years. The Registrant believes that these over- and understatements are immaterial to its key operating metrics and financial condition. The effect of such misstatements are as follows:

	Consolidated	Amount
	Amount	Overstated	Percentage
	Reported	(or understated)	Impact
	(dollars in thousands)
Fiscal 2003
Income Statement:
Net sales	$120,042	$105	0.09%
Cost of goods sold	$69,254	$34	0.05%

Gross profit	$50,788	$71	0.14%

Operating Income	$2,915	$71	2.44%

Net income	$2,330	$50	2.15%

Balance Sheet:
Accounts receivable	$28,727	$105	0.37%
Inventory	$24,293	$(34)	(0.14)%
Total shareholders’ equity	$27,117	$50	0.18%

Fiscal 2004
Income Statement:
Net sales	$136,691	$228	0.17%
Cost of goods sold	$74,800	$61	0.08%

Gross profit	$61,891	$167	0.27%

Operating Income	$184	$167	90.8%

Net loss	$(6,711)	$117	(1.74)%

Balance Sheet:
Accounts receivable	$22,019	$228	1.04%
Inventory	$25,965	$(61)	(0.24)%
Total shareholders’ equity	$20,834	$117	0.56%
The Registrant has advised us that although the percentage impact of the overstatement on Fiscal 2004 operating income is high, the absolute amounts involved are immaterial.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

Because we are incorporated under the laws of the BVI..., page 28
24.	We note vague reference to rights that “may” differ, “may” not be as extensive or that “may” require redress in a court. Please revise to provide clear information. If your response would require too much detail for the risk factor, please provide this disclosure in an appropriate section of your document.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 27 of Amendment No. 1, which reflects the revisions.
25.	Please file the consent of your counsel cited in this section.

As set forth in Exhibit 23.3, the consent of the Registrant’s counsel cited in this section (WSmiths) will be included in Exhibit 5.1, which will be filed with an amendment to the Registration Statement.
Our Memorandum and Articles of Association will contain anti-takeover provisions..., page 29
26.	Please add a separate risk factor highlighting all material risks created by your board not needing shareholder approval to issue preference shares or increase authorized ordinary shares.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 28-9 of Amendment No. 1, which reflects the revisions.
Capitalization Table, page 33
27.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

The Registrant respectfully submits to the Staff that it is unaware of (i) any specific requirement setting forth the line items that must be included in its capitalization table or (ii) any specific prohibitions against the presentation of “cash and cash equivalents” as a line item in its capitalization table. The Registrant believes that the presentation of “cash and cash equivalents” is not misleading and is important to investors, and it respectfully requests that the Staff permit such presentation.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Nine Months Ended September 30 2006 Compared to Nine Months Ended October 1, 2005, page 45
28.	We note that when you enter into new contracts with customers you may be required to buy-back existing eyewear of the previous supplier. In your MD&A you discuss a write-off of a $1.4 million asset related to such buy-back. Please tell us more about the nature of these buy-backs and explain how they are accounted for in your financial statements. Cite the accounting literature upon which you rely.

The Registrant has advised us as follows:

When a supplier in the Registrant’s industry enters into a multi-year contract with a new customer, it is industry practice for such supplier to buyback the existing supplier’s product that is remaining at both the customer’s retail stores and distribution centers. The Registrant typically pays for the product, the value of which is based on the amount paid by the customer to its existing supplier, in the form of credits against the customer’s trade receivable balance. If the new contract is subsequently amended or terminated, the Registrant evaluates the recoverability of the buyback asset. The Registrant’s contracts contain termination provisions which include repayment of the prorated portion of the buyback from the customer, and other remedies available under applicable law, if the minimum purchase contract levels are not achieved.

The Registrant classifies these buybacks as current and long-term assets on its balance sheet and amortizes this amount over the term of the contract. The amortization of these buybacks is recorded as a reduction of net sales. The Registrant considers this upfront payment to be a contract acquisition cost and believes it to be comparable to a slotting allowance or payment for shelf space under paragraph 21 of EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”
International, page 45
29.	Please clarify the content of your “international” sales. For example, do you sell internationally all the products that you sell in the U.S. in the same proportion as your sales in the U.S.?

Jay Mumford
Securities and Exchange Commission
February 7, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify the content of its international sales. Please refer to page 2 of Amendment No. 1, which reflects the revisions.
Liability and Capital Resources, page 55
30.	Revise to define, in greater detail, the financial and other covenants that you are required to maintain under your long-term” debt and credit facility.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to include a description of the financial and other material covenants that the Registrant must maintain under its credit facility. Please refer to page 57 of Amendment No. 1, which reflects the revisions.
Magnivision Purchase Price Adjustment, page 57
31.	Please briefly describe the nature of the post closing purchase price adjustment dispute.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to describe briefly the nature of the post closing purchase price adjustment dispute. Please refer to page 58 of Amendment No. 1, which reflects the revisions.
Contractual Obligations and Other Commitments, page 58
32.	We note you entered into a settlement agreement with American Greetings to pay an additional $l.075 million on June 1, 2007 and $1.025 million on December 31, 2007, which are not included in this table. Please tell us how your current presentation complies with the guidance in Item 303 of Regulation S-K and FR 67; Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.

The information set forth in the Registrant’s Contractual Obligations and Other Commitments table included in its MD&A is presented as of December 31, 2005, in accordance with the requirements of Item 303 of Regulation S-K. The settlement agreement with American Greetings was entered into in October 2006.

As set forth above, the Registrant does not intend to request acceleration of effectiveness of the Registration Statement until after (i) the Auditor completes its audit of the Registrant’s consolidated financial statements for Fiscal 2006 and (ii) the Registrant files an amendment to the Registration Statement containing financial information updated through Fiscal 2006.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

At the end of Fiscal 2006, each of the additional $l.075 million due on June 1, 2007 and $1.025 million due on December 31, 2007 will be short-term obligations that the Registrant believes will not be required to be disclosed in its Contractual Obligations and Other Commitments table under Item 303 of Regulation S-K.
33.	In addition, we noted that you have outstanding commitments for capital expenditures of $2.3 million and $4.2 million at the end of fiscal 2005 and as of September 31, 2006, respectively. Please tell us the nature of your commitments and tell us if you have included these obligations in the Contractual Obligations table on page 58. Please tell us how your current presentation complies with the guidance in Item 303 of Regulation S-K and FR 67; Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.

The Registrant has advised us that these commitments consist of the Registrant’s purchase orders for products and fixture displays. In response to the Staff’s comment, the Registrant has revised the Registration Statement to include these obligations in the Contractual Obligations table. Please refer to page 58 of Amendment No. 1, which reflects the revisions.
Our Products and Brands, page 69
34.	We note your reference to four categories. Please provide the three-year revenue history by category required by Regulation S-K Item 101(c)(1)(i).

The Registrant has four segments: non-prescription reading glasses, sunglasses and prescription frames, costume jewelry and international. The Registrant bases (i) each of the non-prescription reading glasses, sunglasses and prescription frames and costume jewelry segments on its domestic product lines and (ii) the international segment on its geographical locations outside the United States. The sunglasses and prescription frames segment is managed by the Registrant’s chief operating decision maker (as such term is used in SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”) based on the discrete financial information that is available. The Registrant has provided three-year revenue history for all of its segments in a table in its MD&A under “Results of Operations” on pages 44-5 and in footnote 19 to the Registrant’s consolidated financial statement on pages F-31-2.
Product Support page, 74
35.	Please reconcile your references to URLs with your statement that the information is not part of the prospectus. See footnote 41 and related text of Release 33-7856 (April 28, 2000).

Jay Mumford
Securities and Exchange Commission
February 7, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to reconcile its references to URLs with the statement that the information is not part of the prospectus. Please refer to page 73 of Amendment No. 1, which reflects the revisions.
Patents, page 77
36.	Please disclose the duration of the patents.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 77 of Amendment No. 1, which reflects the revisions.
Imports and Import Restrictions page 78
37.	Please describe the “other restrictions” mentioned in the last full sentence on page 78.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 78-9 of Amendment No. 1, which reflects the revisions.
Management, page 81
38.	Please clarify whether you have disclosed Jennifer Stewart’s business experience during the past five years.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to disclose Jennifer Stewart’s business experience during the past five years. Please refer to page 82 of Amendment No. 1, which reflects the revisions.
Compensation Committee Interlocks and Insider Participation, page 83
39.	Please provide this information for the prior fiscal year.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify that prior to the effectiveness of the Registration Statement, it did not have a compensation committee. Please refer to page 83 of Amendment No. 1, which reflects the revisions.

The Registrant believes that its disclosure in Amendment No. 1 complies with the disclosure requirements set forth in Item 407(e)(4) of Regulation S-K (which provides that if the registrant has no compensation committee, it shall identify each officer, former officer and employee who, during the last completed fiscal year, participated in deliberations of the registrant’s board of directors concerning executive officer compensation) by stating that none of its executive officers has served on any committee serving a similar function to the compensation committee.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

Compensation
40.	Please provide the required compensation disclosure for the most recently completed fiscal year ended December 2006.

As set forth above, the Registrant does not intend to request acceleration of effectiveness of the Registration Statement until after (i) the Auditor completes its audit of the Registrant’s consolidated financial statements for Fiscal 2006 and (ii) the Registrant files an amendment to the Registration Statement containing financial information updated through Fiscal 2006. The Registrant will provide the required compensation disclosure for Fiscal 2006 in such amendment (in addition to the information for Fiscal 2005 in accordance with Instruction 1 to Item 402(c) of Regulation S-K).
Compensation Discussion and Analysis, page 83
41.	We note your disclosure that the terms of employment agreements were “based on prevailing market conditions and available data on the compensation of executives in similar positions with comparable companies.” Please provide more specific information, including the identity of the comparable companies, the information in the “available data,” where in the range of available data the compensation terms were set and why.

We have been advised that the comparable consumer products companies used to assist the Board in its determination of the terms of the employment agreements of the Registrant’s executive officers were Chattem, Inc., Mr. Taylor’s former employer, and Oakley, Inc., one of the Registrant’s competitors. The SEC filings for both companies contained specific information concerning the compensation, and employment terms and conditions, of their respective executive officers including: base salary; bonus compensation; other annual compensation; long term compensation awards; severance arrangements; change of control payments; and employee benefits. Mr. Taylor’s and Mr. Crellin’s aggregate compensation terms were in the middle of the range of available data. The final compensation terms were negotiated by a representative of the Registrant’s principal shareholder with each of Messrs. Taylor and Crellin. In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 84 of Amendment No. 1, which reflects the revisions.
42.	We note your reference to bonuses paid upon the achievement of performance targets and a specific project. Please discuss these targets and the project with specificity and the resulting decision not to pay bonuses as reflected in your summary compensation table.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify that (i) the performance targets were based on the Registrant achieving certain EBITDA targets in Fiscal 2005 and (ii) Mr. Lagarto received an additional qualitative bonus based on his performance with respect to the integration of the Magnivision business into the Registrant’s operations.
The Registrant respectfully notes for the Staff that it paid bonuses to its senior executive officers in Fiscal 2005 pursuant to non-equity incentive plan compensation arrangements based on the Registrant achieving certain EBITDA performance targets for Fiscal 2005. These arrangements were not discretionary and were therefore disclosed under the column entitled “Non-equity plan compensation.”
43.	We note your disclosure that the board has discretion to increase salaries above the contractual minimum. We note the increases mentioned on pages 89 and 90. Please discuss the reasons for the increases and how the amount of the increases was determined.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to disclose that Mr. Taylor’s salary increase was based on the Board’s satisfaction with, and appreciation of, Mr. Taylor’s job performance during the first year of his employment and was substantially consistent with the percentage increase of the salaries of the Registrant’s other senior executives for 2007. Mr. Lagarto’s and Mr. Crellin’s salary increases were in the amount set forth in their respective employment agreements. Please refer to page 85 of Amendment No. 1, which reflects the revisions.
Acceleration of Options, page 86
44.	We note your disclosure about accelerating the vesting of “certain” options held by your executives to allow them to have their shares “redeemed by us” in connection with your refinancing. Yet, on page 43 you describe the acceleration of all “event-based” options to allow these executives to participate in the company’s dividend. Please reconcile and fully describe how many options were accelerating and what the strike price, dividend and vesting event were for them.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to reconcile the statements and describe how many options were accelerated and what the strike price, dividend and vesting events were for them. Please refer to pages 43 and 86 of Amendment No. 1, which reflect the revisions.
Executive Compensation, page 87
45.	We note you state that you have disclosed the compensation paid to your Chief Executive Officer, your Chief Financial Officer and your three other most highly compensated executive officers, yet you identify only two other executive officers. Please disclose the third officer and please tell us why you have not included Mr. Kitchen in the table.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

At the time of the filing of the Registration Statement, Mr. Kitchen did not meet the criteria of an “executive officer” (as defined in the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The reference to the Registrant’s “three other most highly compensated executive officers . . .” was an error and should have referred to the Registrant’s “two other most highly compensated executive officers . . .”
However, the Registrant notes for the Staff that subsequent to the filing of the Registration Statement, Mr. Kitchen was promoted to an executive vice president position and in his new position, Mr. Kitchen will meet the criteria of an executive officer (as defined in the rules under the Exchange Act). As a result of his promotion, the Registrant has revised the Registration Statement to include Mr. Kitchen in the various compensation tables in the Management section. Please refer to pages 88, 89, 93 and 94 of Amendment No. 1, which reflect the revisions.
Summary Compensation Table, page 87
46.	Please clarify the nature of the arrangements mentioned in footnote 3.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 88 of Amendment No. 1, which reflects the revisions.
Certain Relationships and Related Transactions, page 114
47.	Please disclose the amount payable under the management services agreement through the date of your offering.

The Registrant incurs the management fee on a quarterly basis and will update the Registration Statement to provide information as of December 31, 2006 in connection with its amendment to the Registration Statement containing financial information updated through Fiscal 2006. If the Registrant incurs any management fees after December 31, 2006 and prior to the effectiveness of the Registration Statement, it will disclose such amounts in the Registration Statement.
48.	Please update this section to provide information as of a date more recent than September 30, 2006.

As set forth in our response to Comment 47 above, the Registrant incurs the management fee on a quarterly basis and will update the Registration Statement to provide information as of December 31, 2006 in connection with its amendment to the Registration Statement

Jay Mumford
Securities and Exchange Commission
February 7, 2007

containing financial information updated through Fiscal 2006. If the Registrant incurs any management fees after December 31, 2006 and prior to the effectiveness of the Registration Statement, it will disclose such amounts in the Registration Statement.
49.	Please clarify when you will reimburse Berggruen $80,000 for the fees it paid for services provided by an interim managing director for your U.K. business. Please describe why they paid these amounts and what services were rendered.

The Registrant has revised the Registration Statement to clarify that it has reimbursed Berggruen $80,000 for the fees it paid for services provided by an interim managing director for its U.K. business. Please refer to page 116 of Amendment No. 1, which reflects the revisions.
Securities Ownership of Certain Beneficial Owners and Management, page 116
50.	Please identify the individuals with beneficial ownership of the shares held by Berggruen Holdings North America.

BHNA is a direct, wholly-owned subsidiary of Medici, which is a direct, wholly-owned subsidiary of Berggruen Holdings Ltd., a BVI international business company (“Berggruen Holdings”). All of the shares of Berggruen Holdings are owned by Tarragona Trust, a BVI trust (“Tarragona”). The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business. Nicolas Berggruen, a director of BHNA, may be considered to have beneficial ownership of BHNA’s interests in the Registrant.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to reflect that Mr. Berggruen may be considered to have beneficial ownership of BHNA’s interests in the Registrant. Please refer to footnote 1 on page 118 of Amendment No. 1, which reflects the revisions.
51.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

We have been advised by the selling shareholders that none of them are broker-dealers or affiliates of a broker-dealer.
52.	Please describe the transactions in which each selling shareholder acquired the offered shares. Include the date of the transaction and the consideration paid.

The Registrant respectfully submits to the Staff that its disclosure in the “Securities Ownership of Certain Beneficial Owners and Management” section complies with Item 507 of Regulation S-K, which does not require the Registrant to disclose the date of the transaction or the consideration paid by a selling shareholder for its shares.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

The Registrant also believes that such disclosure is not required by Item 404 of Regulation S-K with respect to the selling shareholders for the reasons set forth below:
     BHNA. Please see our response to Comment 14.
     Messrs. Lagarto, Flynn and Crellin. Instruction 5.a. to Item 404(a) provides that disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction need not be provided pursuant to Item 404(a) if the compensation arising from the relationship or transaction is reported pursuant to Item 402 of Regulation S-K. Messrs. Lagarto, Flynn and Crellin obtained the shares which they are offering for sale upon their exercise of compensation-based stock options resulting from their employment relationship, which is reported pursuant in the “Management” section pursuant to Item 402 of Regulation S-K.
Description of Share Capital, page 118
53.	Refer to the last sentence of the first paragraph. Please clarify when you will obtain the required approvals.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested 1 to clarify that it will obtain the required approvals prior to the consummation of the offering. Please refer to page 119 of Amendment No. 1, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

Dividends, page 118
54.	Please clarify whether dividends must be paid proportionally to outstanding common shares.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify that dividends must be paid proportionally to outstanding common shares. Please refer to page 119 of Amendment No. 1, which reflects the revisions.
Preemptive Rights Conversion and Redemption, page 118
55.	Refer to the last sentence of this section. Please clarify whether [you] “are permitted by the BVI Business Companies Act or any other provision in [y]our Memorandum and Articles of Association to purchase, redeem or otherwise acquire” the ordinary shares without the holder’s consent.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify that it may not purchase, redeem or otherwise acquire the ordinary shares without the holder’s consent. Please refer to page 119 of Amendment No. 1, which reflects the revisions.
Material United States Federal Income Tax and British Virgin Islands Tax Consequences, page 129
56.	You may not disclaim responsibility for your disclosure. Please revise the first sentence of the second paragraph following the first bullet list on page 129.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to delete the first sentence of the second paragraph following the first bullet list on page 130.
Underwriting, page 135
57.	We note your statement in the third paragraph that you may change the offering price and terms after the initial public offering. It is unclear what offering you mean if the initial public offering that you registered on this registration statement is completed. Please tell us whether you intend to register that [other] offering on a separate registration statement.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify the ambiguity. Please refer to page 137 of Amendment No. 1, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

58.	Please tell us where you have addressed the last sentence of Regulation S-K Item 508(l)(1).

In response to the Staff’s comment, the Registrant has revised the Registration Statement to address the last sentence of Regulation S K Item 508(l)(1). Please refer to page 140 of Amendment No. 1, which reflects the revisions.

59.	Refer to the last paragraph of this section. Please provide more specific information regarding your relationships with the underwriters.

In response to the Staff’s comment, the Registrant reviewed its disclosure and has deleted references to the prior provision of commercial banking, financial advisory, investment banking and other services by the underwriters and their affiliates, which were not correct. Please refer to page 141 of Amendment No. 1, which reflects the revisions.
Financial Statements, page F-I
60.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. All amendments should contain a currently dated accountant’s consent.

The Registrant has advised us that it will give consideration on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. All amendments will contain a currently dated accountant’s consent.

61.	We note that on pages 11, 12, 37, 43, 55, F-12, F-l7, F-23, F-25, and F-45, you refer to using the valuation of an independent third party when determining fair value of your stock options, derivative instruments and purchase price of Magnivision. Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

The Registrant has advised us that management determined the fair value of stock options and intangible assets purchased in the Magnivision, Inc. acquisition using accepted valuation methodologies and upon consultation with an independent third party valuation firm which assisted with the determination, and the Registrant is responsible for the fair values assigned. In response to the Staff’s comment, the Registrant has revised the Registration Statement. Please refer to pages 11, 43, 55, F-4, F-13, F-17, F-20, F-23 and F-25 of Amendment No. 1, which reflect the revisions.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

Consolidated Statements, page F-4
62.	Please revise to remove the stock-based compensation line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. Revise your Summary Financial Information and Selected Financial Data presentation as well.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 9, 10, 36, 37, 40, 44 and 50 of Amendment No. 1, which reflect the revisions.
Note 2. Significant Accounting Policies, page F-7
(h) Revenue Recognition, page F-8
63.	Please tell us more about the primary terms of your arrangements with your customers, including payment, price protection, return, exchange, contractual allowances and other significant terms. We note that sales to customers are generally recognized on the date of shipment. Please tell us and revise the filing to describe those circumstances when revenue would be recognized at a different point in the sales process. Refer to the guidance in EITF 01-9 in your response.

The Registrant has advised us that its sales program rebates and contractual allowances are generally fixed in nature for each customer and are recorded at the time of sale. The Registrant measures and reports its results related to revenues net of these rebates and contractual allowances. The Registrant’s primary rebates and contractual allowances consist of the following:
(a)	Co-operative Advertising — These rebates consist of a fixed percentage of sales to support the customer’s advertising initiatives. These allowances are given as a percentage of sales and not as reimbursement for specific advertising expense. In accordance with EITF No. 01-9 paragraph 9(b), these amounts are recorded as a reduction of sales rather than advertising expense. These amounts are recorded at the time of sale based on the rate agreed upon with the customer either by contract or specific customer terms.

(b)	Markdowns — These allowances are given to customers generally in the jewelry segment of the Registrant’s business, in order to minimize product returns.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

Markdowns support price reductions at retail for slow-moving products. The Registrant accrues an estimate of these allowances, based upon its historical experience, at the time of sale and records the estimate as a reduction of sales. The Registrant believes that, in accordance with EITF No. 01-9 paragraph 23, its estimates are reasonable and reliable as there is (1) a relatively short period in which the markdown may be claimed; (2) significant historical experience with similar programs and products; and (3) a large volume of relatively homogeneous transactions. The Registrant monitors its markdowns on a monthly basis and, if necessary, adjusts its estimates.
(c)	Promotional Rebates — These rebates are given to customers to support in-store promotion of the Registrant’s products. These amounts are recorded at the time of sale as a reduction of sales based on the rate agreed upon with the customer either by contract or specific customer terms.

(d)	Damage Allowances — These allowances are extended to customers in compensation for defective products. With respect to most of the Registrant’s major customers, this allowance is based on actual defective product when it is identified upon field audit. The allowances with respect to these customers are estimated based on historical experience and current expectation and recorded at the time the related sale is recorded. For some customers, in lieu of returns, these allowances are a fixed percentage of sales as agreed upon with the customer. These allowances are recorded as a reduction of sales at the time the sale is recorded.

(e)	Returns — The Registrant follows the customary practice in the industry of accepting returns. Based upon historical experience and market conditions in each geographic market, the Registrant estimates and accrues returns at the time of sale. The Registrant believes that its estimates are reasonable and reliable based on the fact that, pursuant to EITF No. 01-9, there is (1) a relatively short period in which the returns can be made; (2) significant historical experience with similar programs and products; and (3) a large volume of relatively homogeneous transactions. The Registrant records the provision for returns as a reduction of sales at the time that the related sale is recorded in accordance with SFAS No. 48.

(f)	Payments terms generally range from 30 to 60 days from the date of shipment. In the case of customers with FOB destination shipping terms, collections are generally 30 to 60 days from the date of receipt by the customer.
In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 59 and F-8 of Amendment No. 1, which reflect the revisions.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

64.	In this regard, we note that you utilize third-party distributors to market products in certain locations. Please explain if you recognize revenue upon shipment of product to distributors or upon shipment of product to third party customers of distributors. If you recognize revenue on shipment of product to distributors, please explain why you believe this practice is appropriate. Also, describe your consideration of paragraph 6 to SFAS 48 in your response.

The Registrant only utilizes two third-party distributors, each of which is located in Canada where the Registrant’s net sales in Fiscal 2005 were only $2.6 million. These distributors do not hold inventory and ship to their customers based on committed orders from these customers. The re-sale arrangement is made between the distributor and its customers with sales terms that include profit to the distributor. The Registrant believes that recognizing revenue upon its shipment to these distributors is appropriate based on the following criteria included in paragraph 6 to SFAS 48:
(a)	the Registrant’s price to the distributor is fixed or determinable at the date of sale;

(b)	the distributor pays the Registrant based on agreed upon payment terms and the distributor’s obligation to pay is not contingent on resale of the product;

(c)	the distributor’s obligation to pay the Registrant would not be changed in the event of theft or physical destruction or damage of the product;

(d)	the distributors acquiring the product for resale have economic substance apart from that provided by the Registrant;

(e)	the Registrant does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

(f)	the amount of future returns can be reasonably estimated.
65.	We note that you record upfront payments and credits to your customers associated with multi-year supply agreements as assets on your balance sheet until the amounts are earned by your customers. Please tell us more about these payments and credits, specifically, if they are refundable and if they have any performance obligation or minimum purchase requirements. Please cite any authoritative literature which supports your accounting.

Please refer to our response to Comment 28 above pertaining to buybacks.

The Registrant has advised us that placement allowances are similar to buybacks except that the upfront payment is made for retail shelf space. These allowances are customary in the Registrant’s industry and are considered to be a contract acquisition cost. These payments are typically made up front as a credit or deduction against the payment for the initial order by the customer and are not refundable in accordance with EITF 01-9 paragraph 21 unless the Registrant is

Jay Mumford
Securities and Exchange Commission
February 7, 2007

responsible for a breach of the contract. The Registrant’s contracts include minimum purchase requirements which must be fulfilled by the customer. As in the case of the buybacks, the Registrant records an asset at the commencement of the contract.
(k) Employee Stock-Based Compensation, page F-9
66.	Regarding your discussion of FAS 123(R), we note your statement that “results from prior periods have not yet been restated” and on page 41 you state “we have not restated prior periods.” Please revise to reconcile these statements.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to reconcile the statements. Please refer to page F-11 of Amendment No. 1, which reflects the revisions.
Note 4. Property, Plant and Equipment, page F-16
67.	Please explain in detail your accounting policy with respect to display furniture. Explain how you track this furniture and who has the risk of loss if it is damaged. Tell us if the fixtures are unique or customized in any way to your specific product. Also, explain why costs of disposable display fixtures are included in cost of goods sold and depreciation related to permanent display fixtures are classified as selling expenses, Finally, support the classification in your statement of cash flows.

The Registrant has advised us that fixtures are specifically designed to display the Registrant’s product and may be customized specifically for certain customers. The Registrant purchases its fixtures from third party suppliers and tracks them by customer. Title to the fixtures transfers to the Registrant when it takes possession of the fixture displays or when they are shipped directly from its supplier to its customers. The Registrant has risk of loss on these fixtures. When a fixture becomes damaged at a retail location, it is replaced at the Registrant’s cost. The Registrant’s accounting policy is to depreciate these fixtures when placed in service, over the useful life of two — three years. The Registrant considers its fixtures to be an essential part of the marketing of its products at retail and has classified the related depreciation as selling expenses in its statement of operations. The Registrant classifies these fixtures as property, plant and equipment on its balance sheet and, accordingly, includes fixture purchases as investing activities in its statement of cash flows.

Disposable display fixtures are typically manufactured from corrugated material and shipped to the Registrant’s customers complete with product. These disposable displays are typically used for sales promotions and are on the retail floor for approximately 90 — 120 days and are generally not replenished. These fixtures are disposed of by the

Jay Mumford
Securities and Exchange Commission
February 7, 2007

Registrant’s customers at their own discretion at the end of the promotion. Based on these factors, the Registrant believes that expensing these disposable fixtures at the time of shipment and classifying them as cost of goods sold is appropriate.
Note 10. Incentive Stock Plan and Stock Options, page F-24
68.	Provide us with an itemized chronological schedule detailing each issuance of your ordinary shares, stock options and warrants by the company or principal stockholder since January 2006 through the date of your response. Include the following information for each issuance or grant date:
a.	Number of shares issued or issuable in the grant

b.	Purchase price or exercise price per share

c.	Any restriction or vesting terms

d.	Management’s fair value per share estimate

e.	How management determined the fair value estimate

f.	Identity of the recipient and relationship to the company

g.	Nature and terms of any concurrent transactions with the recipient

h.	Amount of any recorded compensation element and accounting literature relied upon
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s). We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
The Registrant has advised us that from January 1, 2006 through the date hereof, the Registrant has not issued any ordinary shares, stock options, or warrants. In addition, there have been no transactions pertaining to the sale of the Registrant’s ordinary shares by the principal stockholder.
Financial Statements of Magnivision, Inc., page F-34
Consolidated Balance Sheet, page F-36
69.	We noted that you included a balance sheet for the twelve month period ended January 1, 2005 for Magnivision, at which point Magnivision is a wholly owned subsidiary of FGX International. Please tell us why you have included this balance sheet. We refer you to Rule 3-05(b)(4)(iv) of Regulation S-X.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement to remove the 2005 balance sheet for Magnivision and make the related conforming changes in the footnotes thereto.
Consolidated Statements of Incomes, page F-37
70.	We note that you provided nine month period ended October 1, 2004 (pre-acquisition), three month period ended January 1, 2005 (post-acquisition) and combined twelve month period ended January 1, 2005 for Magnivision, Inc. Please address the following comments:
•	Please explain why you are presenting three month period ended January 1, 2005 (post-acquisition) and combined twelve month period ended January 1, 2005 for Magnivision, Inc. Demonstrate your presentation complies with GAAP.

•	Please demonstrate that three-year audited financial statements are not required under Rule 3-05 of Regulation S-X. To the extent to which the operations of the acquired business are included in the audited income statement, the number of years for which pre-acquisition income statement required can be reduced. Please advise and provide all tests of significance and all supporting calculations that supports your conclusion.

•	We may have additional comments after reviewing your response.
In response to the Staff’s comment, the Registrant has revised the Registration Statement to remove the three month period ended January 1, 2005 post-acquisition income statement for Magnivision.
Prior to the request for acceleration of effectiveness of the registration statement, the Registrant will file an amendment to the registration statement containing audited financial statements for Fiscal 2006. The operations of Magnivision will be included in the audited income statement for a period of 27 months which would require the registrant to include a pre-acquisition income statement for a period of nine months (January 1, 2004 — October 1, 2004).
Undertakings
71.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

The Registrant respectfully submits that the above undertakings are not required to be included in the Registration Statement. Item 512(a) of Regulation S-K by its terms applies only to delayed or continuous offering under Rule 415 under the Securities Act, and the cover page of the Registration Statement indicates that the Registrant does not intend to make such an offering. In addition, the Registrant submits that Securities Act Rule 430C does not apply to this offering, which will, as is typical for initial public offerings, be made under Securities Act Rule 430A.
Exhibits
72.	Please tell us why you have not filed any of the contracts mentioned on page 74, the joint venture agreement mentioned on page 75 or the licenses mentioned on pages 77 and 78.

Each of the contracts mentioned on page 74 (the “Named Contracts”) and the licenses mentioned on pages 77-8 (the “Named Licenses,” and together with the Named Contracts, the “Named Agreements”) was entered into in the ordinary course of the Registrant’s business. Item 601(b)(10)(ii) requires disclosure of contracts of the nature of the Named Agreements if the “registrant’s business is substantially dependent [thereon], as in the case of continuing contracts to sell the major part of registrant’s products or services. . .” The Registrant does not believe that its business is substantially dependent on (i) any of the Named Contracts — each of which is a contract to sell the Registrant’s products — because none of the Named Contracts accounted for more than 4% of the Registrant’s net sales in any of Fiscal 2003, 2004 or 2005 or (ii) any of the Named Licenses — each of which is a license agreement to sell products under another company’s trademark- because none of the Named Licenses accounted for more than 8% of the Registrant’s net sales in any of Fiscal 2003, 2004 or 2005.

The joint venture agreement mentioned on page 75 was not entered into in the ordinary course of the Registrant’s business. However, Item 601(b)(10)(i) requires, among other things, disclosure of contracts not made in the ordinary course of business only if such contract is material to the registrant. The Registrant does not believe that the joint venture is material to the Registrant as net sales attributable to the joint venture represented less than 3% of the Registrant’s net sales in each of Fiscal 2003, Fiscal 2004 and Fiscal 2005.
*******
     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Jay Mumford
Securities and Exchange Commission
February 7, 2007

     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect of Amendment No. 1, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.

Sincerely, /s/ BRIAN J. GAVSIE Brian J. Gavsie

CC: Alec Taylor, CEO of the Registrant

Annex A
Support for Certain Statements in the Registration Statement
“Domestic market leader in the popular priced sunglass market”
The following information (appearing in the VisionWatch Sunglasses Charts and Report for the Period Ending June 2006 (the “Jobson Report”)) and calculations support the Registrant’s statement that FosterGrant has a 20% market share of the popular priced sunglasses market:

2006 Under $30 Jobson/VCA Unit Sales	94,000,000 Units[1]

2006 Net Sales of FosterGrant Brand Sunglasses	$176,418,000[2]

2006 Unit Sales of FosterGrant Brand Sunglasses	19,281,000 Units[3]

FosterGrant Brand Share of Total Unit Sales	20.51%[4]

[1]	Represents estimate of unit sales of sunglasses under $30 for the twelve months ended December 31, 2006. The Registrant believes that such sales are approximately equal to the unit sales for the twelve months ended June 30, 2006 and will, prior to requesting acceleration of effectiveness of the Registration Statement, update the data and the Registration Statement accordingly to provide actual numbers for the twelve months ended December 31, 2006.

[2]	Actual net sales of FosterGrant brand sunglasses for the twelve months ended December 31, 2006.

[3]	Represents dollar sales of FosterGrant brand sunglasses divided by weighed average retail price of $9.15.

[4]	(19,281,000/94,000,000 = .2051 = 20.51%). The Registrant believes that its portion of total unit sales is approximately the same for the twelve month periods ended June 30, 2006 and December 31, 2006, respectively.

“Leader in the domestic non-prescription reading glasses market”
The following table, appearing in the Jobson Report, supports the Registrant’s statements that for the year ended June 30, 2006, FosterGrant (16.9%) and Magnivision (23.3%) had a combined market share of 40.2% of the non-prescription reading glasses market:
Sales Trends up to June 2006
Total readers sales by brand — Units

	6ME	6ME	6ME	6ME	6ME	6ME	6ME	6ME	Y/E	Y/E
	SEP	DEC	MAR	JUN	SEP	DEC	MAR	JUN	JUN	JUN
	2004	2004	2005	2005	2005	2005	2006	2006	2005	2006

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

FosterGrant	17.8%	16.4%	17.7%	16.5%	17.0%	17.0%	17.0%	16.8%	16.5%	16.9%
Magnivision	27.1%	22.7%	24.3%	28.5%	25.7%	23.1%	22.3%	23.4%	25.7%	23.3%
Personal Optics	12.4%	11.5%	12.5%	12.4%	11.7%	11.5%	11.5%	11.8%	12.0%	11.7%
Other	42.7%	49.4%	45.5%	42.6%	45.6%	48.4%	49.2%	48.0%	45.9%	48.2%
VisionWatch Eyewear U.S. Study

All column percentaging shown in bold italics	Overall annual sample size now 100,000 respondents	Absolute data expressed in millions